UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 14, 2025, Jowell Global Ltd., a Cayman Islands company (the “Company”), entered into a Securities Purchase Agreement (“Agreement”) with Jowell Holdings Ltd. (the “Purchaser”), a company incorporated in British Virgin Islands and a major shareholder of the Company. Pursuant to the Agreement, the Company agreed to sell to the Purchaser in a private placement of 2,000,000 ordinary shares (the “Shares”) of the Company, par value $0.0016 per share, at a purchase price of $1.40 per share for an aggregate offering price of $2,800,000 (the “Private Placement”). The Private Placement will be completed pursuant to the exemption from registration provided by Regulation S promulgated under the Securities Act of 1933, as amended.

The Form of the Securities Purchase Agreement is filed as Exhibits 10.1 to this report on Form 6-K. The foregoing summary of the terms of the Agreement is subject to, and qualified in its entirety by, the form of Agreement, which is incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: October 20, 2025	By:	/s/ Haiting Li
	Name:	Haiting Li
	Title:	Chief Executive Officer

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